Exhibit 23.10

Consent of David Penna

I consent to the inclusion in this annual report on Form 40-F of North American Palladium Ltd., which is being filed with the United States Securities and Exchange Commission, of references to my name and to references to my involvement in the preparation of a mineral reserve and mineral resource estimate for the Lac des Iles Property, in a report dated January 15, 2009 entitled “December 31, 2008 Open Pit and Underground Mineral Resources and Mineral Reserves Lac Des Iles Mine” included in the 2008 Annual Information Form of North American Palladium Ltd., dated March 16, 2009 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statement on Form F-10 and amendments thereto (No. 333-147126) of the references to my name and the above-mentioned information in the AIF.

Dated this 16th day of March, 2009.

(signed) David Penna

Name:	David Penna, P. Geo.
Title:	Chief Mine Geologist,
Lac des Iles Mines Ltd.